Exhibit 8.1



November 5, 2003




Stratabase.com
101 - 34595 3rd Avenue
Abbotsford, B.C.  V2S 8B7

                          Attention: Mr. Trevor Newton


Dear Sir:

                Re: Continuation of U.S. Corporation into Canada


At your request, we have reviewed the U.S. and Canadian tax consequences (both at the corporate and shareholder level) of your pending continuation of Stratabase into Canada (from the U.S.). Currently, the Canadian operations are a branch of the U.S. corporation, and are the only operations encompassed by the U.S. corporation. The U.S. corporation does not conduct any activities through any office other than the Canadian branch office.

The comments in this letter are with respect of the Canadian and U.S. income tax considerations, which are based upon the Canadian Income Tax Act ("the Act") and Regulations and the U.S. Internal Revenue Code ("the Code") and Regulations thereto in force as of the date of this letter. They also take into account the proposals introduced by the Federal Minister of Finance of Canada and the U.S. Treasury released up to the date of this letter, jurisprudence and the current administrative practices of the Federal income tax authorities. These are subject to change without notice. State taxation issues have not been addressed in this letter.

This letter also does not address any international tax issues for non-Canadian or non-U.S. shareholders of Stratabase.com. Any such shareholders should obtain advice from their own tax advisors.

As you do not currently have any further loss carryforwards and do not anticipate any additional loss carryforwards, the issues surrounding losses have not been addressed for either Canada or the U.S. under any of the scenarios.

In addition to your request for our opinion on this specific matter, you have asked us to review the discussion of the United States and Canadian tax issues contained in the Registration Statement. We have reviewed the discussions entitled "Material United States Federal Tax Consequences" and "Material Canadian Tax Consequences" contained in the Registration Statement and believe that, insofar as it relates to statements of law and legal conclusions, is correct in all material respects.



         Canadian Tax Consequences - Corporate Level



         The continued corporation will be considered incorporated in Canada, making it a "taxable Canadian corporation" eligible for many of the rollover provisions under the Act (all reserves would also remain intact). A continuance will cause a deemed year-end immediately before the continuance. The new Canadian corporation, however, will be eligible to select its own year-end, and does not necessarily have to maintain its previous branch year-end (i.e., it does not necessarily have to maintain a December 31 year-end).



         The main tax effect of a continuance is that there will be a deemed disposition and reacquisition of all property at fair market value immediately before the time the company becomes resident. There is no exemption available regardless of whether or not the assets will continue to be used in a business carried on in Canada. This will result in additional taxes to the extent that the fair market value of the assets exceeds the assets' tax cost bases. We suggest that an appraisal be done of all assets on hand immediately before the continuation in order to generate a reasonable estimate of taxes owing. No foreign tax credit for U.S. tax paid is permissible, as Canada has the first right of taxation on such gains (since they arise in Canada). However, as noted under the U.S. consequences, a credit against U.S. taxes otherwise payable will be permitted.



         You may recall that in order to reduce the branch tax in prior years (such as the December 31, 2001 taxation year), an allowance has been taken to reduce the branch tax to zero. This allowance is based upon profits that have been reinvested into what is termed "qualifying Canadian property". The prior year allowance is added back into the branch income tax calculation while the current allowance is deducted in this calculation.



         One advantage of continuance is that the investment allowance claimed by the branch can be claimed in the taxation year that is deemed to end before the continuance. Furthermore, the addback of the investment allowance in the following year would not have any impact on the corporation (i.e., there cannot be any branch tax on the corporation after it is incorporated in this manner).



         There are also many provisions relating to the paid up capital of the shares received, which are too complex to discuss in this summary letter. However, careful planning should be undertaken to ensure additional dividends do not arise to the shareholders of the U.S. corporation. Assuming this is the desired effect, there would be no other Canadian tax consequences to the current shareholders of Stratabase.com.



         Canadian Tax Consequences - Shareholder Level


         The Canadian tax consequences to the individual shareholder depend in large part on whether or not the shareholder is a Canadian resident for tax purposes or a nonresident of Canada for tax purposes. Both types of shareholders will briefly be addressed below. The analysis assumes that the shares are held as capital property in the shareholders hands versus business property (i.e., inventory). Please note that if the shares represent business property, the consequences outlined below would vary significantly.



         Foreign shareholders will not incur any immediate tax consequences upon the continuation of Stratabase into Canada. For Canadian tax purposes, the shares of the Canadian corporation received will be deemed to have a cost base equal to their fair market value at the date of continuation. This will necessitate a determination of such fair market value at the date of determination. Since Stratabase is a publicly-traded company, the determination may be based upon the trading value at the date of continuation, the value at the last trade date (if no trades on the date of continuation), or some other methodology that accurately depicts the fair market value of the shares.



         The eventual sale of shares by the foreign shareholder may or may not result in Canadian taxation. Such factors will be dependent upon the percentage of shares owned before a sale and the country of residence of the vendor (since Canada has Tax Treaties with numerous countries, some of which exclude taxation of capital gains from Canadian tax). The gain for Canadian tax purposes (if any) will be the difference between the proceeds of disposition and the fair market value of the shares at the date of continuation (as explained above). Any related selling costs (e.g., commissions) may also reduce the capital gain otherwise realized.



         Canadian shareholders have a much more complex set of rules. Absent any special elections outlined below, there will not be any immediate Canadian tax consequences to the Canadian shareholders. However, a complex set of rules may work to reduce the cost basis of the shares received in the Canadian corporation. If there is no reduction, the cost basis of the shares will be the same as the cost basis of the shares in the U.S. corporation (that was continued into Canada). It is not possible at this time to determine the extent, if any, of such a reduction.



         A special election is available that allows the corporation to increase the paid up capital of the Canadian corporation, and thus the adjusted cost basis of the shares held by the Canadian shareholders. However, such increases will be taxed as a dividend in the hands of the Canadian shareholders. Accordingly, it is unlikely that such an election will be made. A determination of this has not been made at this time, and must, in any event, be made within 90 days after the date of continuation.



         U.S. Tax Consequences - Corporate Level



         The continuance of a U.S. corporation into Canada will qualify as what is referred to as an "F reorganization". The consequences of the continuation are, at the corporate level, similar to those applied in Canada.



         A continuance will cause a deemed year-end immediately before the continuance. This will be the final year of the U.S. corporation, as it will cease to exist as a separate legal entity in the U.S. after continuance. Federal taxability in the U.S. in the future may occur, but only to the extent a "permanent establishment" (e.g., office, branch) is maintained in the U.S. and revenue is generated from that office. A further discussion of this topic is beyond the scope of this letter.



         The main tax effect of a continuance is that there will be a deemed disposition and acquisition of all property at fair market value immediately before the time the company becomes resident. There is no active business exemption for such assets. This will result in additional taxes to the extent that the fair market value of the assets exceeds the assets' tax cost bases. As mentioned above, we suggest that an appraisal be done of all assets on hand immediately before the continuation in order to generate a reasonable estimate of taxes owing. Subject to the normal U.S. foreign tax credit limitations, some or all of the U.S. federal income tax triggered on the deemed disposition may be offset by the Canadian income tax described above.



         U.S. Tax Consequences - Shareholder Level



         Because the continuation qualifies as an "F" reorganization, there are no U.S. tax consequences to any of the current shareholders of Stratabase.com. This rule applies whether or not the shareholders are residents/citizens of the U.S. or residents of a country other than the U.S.



         We trust this is the information you require. We consent to the reference to our firm under the captions "Material United States Federal Tax Consequences" and "Material Canadian Tax Consequences" in the Registration Statement and to the reproduction and filing of this opinion as an exhibit to the Registration Statement.



         Please do not hesitate to contact the writer should you have any questions.


Yours truly,



         /s/ Meyers Norris Penny LLP

         MEYERS NORRIS PENNY LLP

         Brett L. Redekopp



         /BLR




         Copy: Mr. David Lubin

         Ehrenreich Eilenberg & Krause, LLP